Exhibit 12.1

STATEMENT REGARDING COMPUTATION OF RATIO OF EARNINGS TO COMBINED FIXED CHARGES

AND PREFERENCE DIVIDENDS

The following illustrates the computation of the historical ratio of earnings to fixed charges (amounts in thousands except ratios). There were no preference securities outstanding for the following periods. Therefore, the ratios of earnings to combined fixed charges and preference dividends are identical to the ratios of earnings to fixed charges.

	Historical					Historical
	Year Ended December 31,					Three Months Ended March 31, 2009
	2004	2005	2006	2007	2008
Fixed Charges:
Interest on debt	$41,971	$67,509	$93,983	$95,210	$82,227	$28,689
Amortization of debt premium, discount and capitalized expenses	6,699	(990)	(3,143)	(3,693)	1,011	9,022
Interest element of rentals *	9,506	13,290	15,770	14,460	15,677	3,790

Total Fixed Charges	$58,176	$79,809	$106,610	$105,977	$98,915	$41,501

Earnings:
Net income (loss)	$184,327	$288,130	$276,632	$(638,381)	$(974,392)	$(273,782)
Add back:
Income tax provision (benefit)	113,336	184,133	179,324	(13,336)	(169,070)	(141,385)
Loss (income) on equity method investment	—	(521)	2,844	(1,633)	(2,243)	87
Fixed charges	58,176	79,809	106,610	105,977	98,915	41,501

Total Earnings	$355,839	$551,551	$565,410	$(547,373)	$(1,046,790)	$(373,579)

Ratio of Earnings to Fixed Charges	6.1x	6.9x	5.3x	(5.2x )	(10.6x )	(9.0x )

Additional total earnings required to achieve a 1.0x ratio:	n/a	n/a	n/a	$653,350	$1,145,705	$415,080

*	We determined the interest component of rent expense to be 10%.